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Exhibit (a)(5)(ii)

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer is made solely pursuant to the offer to purchase dated December 19, 2005 (the "Offer to Purchase") and the related letter of transmittal (together, the "Offer"). The Offer is being made to all holders of shares (as defined below); provided that the Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction's laws. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Dover Downs Gaming & Entertainment, Inc. by Raymond James & Associates, Inc. or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

Offer to Purchase for Cash
Up to 1,063,937 Shares of its Common Stock
and
Up to 1,325,468 Shares of its Class A Common Stock
(Including, in Each Case, the Associated Stock Purchase Rights)
At a Purchase Price of $14.50 Per Share
by
DOVER DOWNS GAMING & ENTERTAINMENT, INC.

The offer and withdrawal rights will expire at 5:00 P.M., New York City time, on Thursday,
January 19, 2006, unless the offer is extended.

        Dover Downs Gaming & Entertainment, Inc., a Delaware corporation (the "Company"), is offering to purchase up to 1,063,937 shares of the Company's common stock, par value $0.10 per share (the "Common Stock"), and up to 1,325,468 shares of the Company's Class A common stock, par value $0.10 per share (the "Class A Common Stock"), including, in each case, the associated stock purchase rights that automatically trade with shares of the Common Stock and the Class A Common Stock under the terms of a rights agreement between the Company and Mellon Investor Services LLC, the Company's transfer agent, as rights agent. The purchase price for Common Stock and Class A Common Stock (the "Purchase Price") is $14.50 per share, net to the seller in cash without interest thereon. Unless the context requires otherwise, all references to "Shares" shall refer to the Common Stock and the Class A Common Stock and shall include the associated stock purchase rights; and unless the associated stock purchase rights are redeemed prior to the expiration of the Offer, a tender of shares will constitute a tender of the associated stock purchase rights.

        The Company will purchase all shares validly tendered and not properly withdrawn, upon the terms and subject to the conditions of the Offer, including the provisions thereof relating to odd lot tender, proration and conditional tenders described in the Offer to Purchase. The Company reserves the right, in its sole discretion, to purchase more than 1,063,937 shares of Common Stock and 1,325,468 shares of Class A Common Stock in the Offer, subject to applicable law. Shares not purchased because of proration and conditional tenders will be returned at the Company's expense promptly after the expiration of the Offer.

        The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to other conditions. See Section 7 of the Offer to Purchase.

        If Shares are held in certificated form and are tendered directly to Mellon Investor Services LLC (the "Depositary" for the Offer), the stockholder will not be obligated to pay fees, commissions or stock transfer taxes on the Company's purchase of the Shares pursuant to the Offer. However, a tendering stockholder who holds Shares through a broker, bank or other fiduciary, including a discount broker, may be required by such institution to pay a service fee or other charge. Further, any tendering stockholder or other payee who does not have a Form W-9 or a Form W-8 on file with the Depositary may be subject to a required federal income tax withholding of 28% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer.

        Upon the terms and subject to the conditions of the Offer, if more than 1,063,937 shares of Common Stock or 1,325,468 shares of Class A Common Stock have been validly tendered and not withdrawn on or prior to the Expiration Date (as defined in the Offer to Purchase), the Company will purchase Shares by class in the following order of priority: (a) first, all Shares validly tendered and not properly withdrawn on or prior to the Expiration Date by any stockholder who owns beneficially or of record an aggregate of fewer than 100 Shares and who validly tenders all of such Shares (partial tenders will not qualify for this preference) and completes, or whose broker, bank or other fiduciary completes, the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery; and (b) then, after purchase of all the foregoing Shares, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, all other Shares validly tendered and not properly withdrawn on or prior to the Expiration Date on a pro rata basis (according to the number of securities tendered) if necessary (with appropriate rounding adjustments to avoid purchases of fractional Shares).

        Any stockholder may tender Shares subject to the condition that a specified minimum number of such stockholder's Shares tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery must be purchased if any such Shares so tendered are purchased, and any stockholder desiring to make such a conditional tender must so indicate in the box captioned "Conditional Tender" in such Letter of Transmittal or, if applicable, in the Notice of Guaranteed Delivery.

        The Company believes that the purchase at this time of its outstanding Shares in accordance with the Offer is consistent with the Company's long-term goal of maximizing shareholder value. The Company also believes that the purchase of Shares pursuant to the Offer is a prudent use of its funds. The Offer will afford to stockholders of record who are considering the sale of all or a portion of their Shares the opportunity to dispose of Shares without certain transaction costs usually associated with open market sales. The Offer will also allow qualifying stockholders owning beneficially or of record fewer than 100 Shares to avoid the payment of brokerage commissions and any applicable odd lot discount payable on a sale of Shares in a transaction effected on a securities exchange.

        The Company reserves the right, at any given time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary, followed by a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

        Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after February 16, 2006, unless previously accepted for payment by the Company as provided in the Offer to Purchase. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of the addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (as defined in the Offer to Purchase) (except in the case of Shares tendered by an Eligible Institution) must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at one of the Book-Entry Transfer Facilities (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

        The Company will be deemed to have purchased tendered Shares as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of Shares.

        Generally, a stockholder will be subject to U.S. federal income taxation and applicable withholding when the stockholder receives cash from the Company in exchange for Shares that the stockholder tenders. Each stockholder is urged to consult its tax advisor regarding the tax consequences of tendering Shares in the Offer.

        The information required to be disclosed by Rule 13e-4(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

        Copies of the Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, banks or other fiduciaries whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

        The Offer to Purchase and the related Letter of Transmittal contain important information and should be carefully read in their entirety before any decision is made with respect to the Offer.

        Any questions or requests for assistance may be directed to Mellon Investor Services LLC (the "Information Agent") or Raymond James & Associates, Inc. (the "Dealer Manager") at their respective telephone numbers and addresses listed below. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal, Notice of Guaranteed Delivery or other tender offer materials may be directed to the Information Agent or the Dealer Manager and such copies will be furnished promptly at the Company's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.

        Neither the Company, its Board of Directors, the Dealer Manager, the Information Agent, nor the Depositary makes any recommendation to any stockholder as to whether to tender all or any Shares or to refrain from tendering. Each stockholder must make his or her own decision as to whether to tender Shares and, if so, how many Shares to tender. The Company has been informed that no director or executive officer intends to tender Shares pursuant to the Offer.

The Information Agent is:

Mellon Investor Services LLC
480 Washington Boulevard, 27th Floor
Jersey City, NJ 07310
Call Toll-Free (888) 689-2681

The Dealer Manager is:

RAYMOND JAMES

880 Carillon Parkway
St. Petersburg, FL 33716
(727) 567-5025

December 19, 2005

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Offer to Purchase for Cash Up to 1,063,937 Shares of its Common Stock and Up to 1,325,468 Shares of its Class A Common Stock (Including, in Each Case, the Associated Stock Purchase Rights) At a Purchase Price of $14.50 Per Share by DOVER DOWNS GAMING & ENTERTAINMENT, INC.